                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Telecom Italia securities referred to herein in connection with the merger have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases

***

TELECOM ITALIA: VOLUNTARY PARTIAL CASH TENDER OFFER FOR TIM ORDINARY SHARES AND VOLUNTARY CASH TENDER OFFER FOR ALL TIM SAVINGS SHARES

NOW EFFECTIVE

Milan, January 24, 2005 - Pursuant to the Offer Document, and following the January 21 announcement stating the provisional results of the voluntary partial tender offer for TIM ordinary shares and the voluntary tender offer for all TIM savings shares, Telecom Italia announces that, although not all of the conditions to effectiveness of the offer were met (pursuant to Subsections a.1 and c.7 of the Offer Document), and specifically the number of savings shares tendered was less than the minimum quantity of 88,046,109 TIM savings shares, taking into account the overall number of shares tendered and the purpose of the restructuring plan, the aforementioned conditions are waived. Therefore the plan for the reorganization of the Group will move ahead as per the outlines approved by the Boards of Directors of Telecom Italia and TIM on December 7, 2004; the merger of TIM into Telecom Italia, approved by the Boards of Directors of both companies on January 23, 2005, forms an essential part of this plan.

As a result, the Offer is now to be considered effective.

Since the number of ordinary shares tendered exceeds the maximum number of ordinary shares sought in the offer, according to the Offer Document the company will prorate the acceptances. On the basis of the provisional results of the offer for ordinary shares, the proration percentage will be 93.0794515%. As a result, Telecom Italia shall acquire under the offer from each tendering shareholder a quantity of TIM ordinary shares equal to the proration percentage of the ordinary shares tendered, rounded down to the nearest whole number.

Any ordinary shares not acquired by Telecom Italia following proration will be released and returned to tendering shareholders on January 26, 2005.

The transfer to Telecom Italia of ownership of the shares tendered and accepted will take place on the scheduled payment date, and therefore on January 28, 2005.

Telecom Italia’s financial advisors for the Offer are JPMorgan Chase Bank and MCC S.p.A. - Capitalia Banking Group. Other advisors to Telecom Italia in relation to the offer are Banca Intesa S.p.A. and UniCredit Banca Mobiliare S.p.A.

Banca Caboto S.p.A. (Intesa Group), MCC - Capitalia Banking Group and Unicredit Banca Mobiliare S.p.A. acted as intermediaries engaged to coordinate the collection of acceptances.

* * * *

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39. 02 8595 4131

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 24th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager